AB 3/12

15048623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48501

RECEIVED MAR 02 2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECKMEYER FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA	NE	68137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS TECKMEYER — 402-331-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528	SIOUX CITY	IA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Thomas N. Teckmeyer

Signature

2/25/15 President

Title

Joseph R. Hearn

Notary Public

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 24, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, LLC

ANNUAL REPORTS

DECEMBER 31, 2014

CONTENTS

	Page
FINANCIAL REPORT	
Report of Independent Registered Public Accounting Firm	1 - 2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income and Changes in Members' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Changes in Financial Position	6 - 7
Notes to Financial Statements	8 - 11
SUPPLEMENTAL SCHEDULES	
Schedule I - Computation of Net Capital and Aggregate Indebtedness in Accordance with Rule 15c3-1	12
Schedule II - Reconciliation of Net Capital and Aggregate Indebtedness Per Audit Report to Client's Focus Report	13
EXEMPTION REPORT	
Report of Independent Registered Public Accounting Firm	14
Exemption Report	15

* * * * * * *

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, LLC
Omaha, Nebraska

We have audited the accompanying financial statements of TECKMEYER FINANCIAL SERVICES, LLC (a Nebraska limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors, and changes in financial position for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Teckmeyer Financial Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Teckmeyer Financial Services, LLC as of December 31, 2014, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness and Reconciliation of Net Capital and Aggregate Indebtedness Per Audit Report to Client's Focus Report have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, LLC's financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 25, 2015

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	134,137
Commissions receivable	67,364
Interest receivable	3
Prepaid expenses	27,137
Total current assets	228,641
FURNITURE AND EQUIPMENT	
Furniture and fixtures	54,355
Office equipment	17,995
Computer equipment	40,633
	112,983
Less accumulated depreciation	(87,847)
Net furniture and equipment	25,136
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	278,777

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	7,544
Salaries and commissions accrued	52,819
Payroll taxes accrued	4,861
Total current liabilities	65,224
MEMBERS' EQUITY	213,553
TOTAL LIABILITIES AND MEMBERS' EQUITY	278,777

The Accompanying Notes Are An Integral Part of These Financial Statements

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions and fees	1,750,482
EXPENSES	
Advertising	11,291
Auto expense	2,830
Commissions	994,252
Computer	19,249
Contract labor	2,365
Correspondent fees	30,285
Depreciation	6,409
Donations	15,100
Dues and subscriptions	3,481
Entertainment and travel	2,527
Insurance	38,503
Miscellaneous	3,300
Postage and printing	4,565
Professional fees	12,194
Promotions	2,510
Regulatory fees	15,986
Rent	53,592
Repairs and maintenance	9,363
Retirement plan	7,140
Salaries	321,079
Supplies	3,300
Taxes	41,765
Telephone	9,495
Total expenses	1,610,581
INCOME FROM OPERATIONS	139,901
OTHER INCOME (EXPENSE)	
Other income	33
Interest income	30
Interest expense	(73)
Total other income (expense)	(10)
NET INCOME	139,891
MEMBERS' EQUITY, beginning	186,662
Distributions	(113,000)
MEMBERS' EQUITY, ending	213,553

The Accompanying Notes Are An Integral Part of These Financial Statements

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2014

SUBORDINATED LIABILITIES, DECEMBER 31, 2013	- 0 -
Increases	- 0 -
Decreases	- 0 -
SUBORDINATED LIABILITIES, DECEMBER 31, 2014	- 0 -

The Accompanying Notes Are An Integral Part of These Financial Statements

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	1,769,345
Other income received	33
Interest received	29
Cash provided by operating activities	1,769,407
Cash paid for salaries and commissions	1,325,316
Cash paid for operating expenses	292,968
Interest paid	73
Cash disbursed for operating activities	1,618,357
Net cash provided by operating activities	151,050
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(5,498)
Net cash used in investing activities	(5,498)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(113,000)
Net cash used in financing activities	(113,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	32,552
CASH AND CASH EQUIVALENTS, beginning of year	101,585
CASH AND CASH EQUIVALENTS, end of year	134,137

The Accompanying Notes Are An Integral Part of These Financial Statements

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED DECEMBER 31, 2014

Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net income	139,891
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,409
(Increase) Decrease in:	
Commissions receivable	18,863
Interest receivable	(1)
Prepaid expenses	(1,850)
Increase (Decrease) in:	
Accounts payable	600
Salaries and commissions accrued	(9,985)
Payroll taxes accrued	(377)
Retirement contribution accrued	(2,500)
Total adjustments	11,159
Net cash provided by operating activities	151,050

The Accompanying Notes Are An Integral Part of These Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (Company) is registered as a broker-dealer under the Securities Exchange Act of 1934.

The Company is a brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator of securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year-end.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corporation under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual members' personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company utilizes the provisions of FASB ASC 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position. The Company's U.S. federal, state, and local income tax returns of the Company for 2011 and after are subject to examination by the IRS taxing authorities.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $11,291 for the year ended December 31, 2014.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2014, was deemed immaterial and not accrued.

NOTE 2. LEASES

The Company conducts its operations with office space under an operating lease agreement. The three year lease term expired on February 28, 2014 and the Company is currently on a month-to-month basis. The current monthly rent above is $4,466.

NOTE 2. LEASES (Continued)

The Company leases its postage meter under an operating lease agreement. The lease provides for 42 quarterly lease payments of $161 with final payment due in April 2016. The total rent expense for the above agreements for the year ended December 31, 2014, was $53,592.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2014:

	Postage Meter
2015	644
2016	161

NOTE 3. RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $7,140 for the year ended December 31, 2014.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $130,095, which was $80,095 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .5014 to 1 at December 31, 2014.

NOTE 5. BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc., shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products, and services to Midwest Capital, Inc., and each broker of Midwest Capital, Inc., will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc. The

NOTE 5. BRANCH OFFICE AGREEMENT (Continued)

commission payable to Midwest Capital, Inc., at December 31, 2014, was $- 0 -. The agreement is for a one-year period and may be terminated upon ninety (90) days written notice by either party. Midwest Capital terminated this agreement effective September 16, 2014.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a non-profit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7. SUBSEQUENT EVENTS

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 25, 2015, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS IN ACCORDANCE WITH RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS		
Total liabilities		65,224
NET CAPITAL		
Total members' equity		213,553
Less nonallowable assets and deductions:		
Other receivables	25,265	
Prepaid expenses	27,137	
Furniture and equipment, net	25,136	
Fidelity bond deductible	4,000	
		81,538
Net capital before haircuts on securities positions		132,015
Haircuts on securities		1,920
Total net capital		130,095
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or 6-2/3% of aggregate indebtedness)		50,000
Net capital exceeding requirements		80,095
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		50.14%

SCHEDULE II

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2014

Aggregate indebtedness per audit report	65,224
Aggregate indebtedness per FOCUS report	65,224
Difference	
Net capital per audit	130,095
Net capital per FOCUS report	130,095
Difference	

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, LLC
Omaha, Nebraska

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Teckmeyer Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" and (2) Teckmeyer Financial Services, LLC stated that Teckmeyer Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Teckmeyer Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 25, 2015

TECKMEYER FINANCIAL
SERVICES L.L.C.℠
INVESTMENTS BASED ON PRINCIPLE

February 25, 2015

United States Securities and Exchange Commission
Washington, D.C. 20549

To whom it may concern:

Teckmeyer Financial Services, LLC is exempt from rule 15c3-3 under the following rule section: (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

I do hereby attest that all exemptions were met without exception as of and for the year ended December 31, 2014.

Thomas N. Teckmeyer

President

TECKMEYER FINANCIAL SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

DECEMBER 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
194

SEC FILE NUMBER
8- 48501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECKMEYER FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA (City) NE (State) 68137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS TECKMEYER 402-331-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528 (Address) SIOUX CITY (City) IA (State) 51102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 24, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Managers
Teckmeyer Financial Services, LLC
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by TECKMEYER FINANCIAL SERVICES, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Teckmeyer Financial Services, LLC's compliance with the applicable instructions of the Form SIPC-7. Teckmeyer Financial Services, LLC's management is responsible for Teckmeyer Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 25, 2015

TECKMEYER FINANCIAL SERVICES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)
December 31, 2014

General Assessment	$91.00
Less payment made with SIPC-6 filed 7/25/14	($42.00)
Less prior overpayment applied	$0.00
Assessment balance due or (overpayment)	$49.00
Interest computed on late payment	$0.00
Total assessment balance and interest due	$49.00
Paid with SIPC-7	$49.00
Overpayment carried forward	$0.00

Name of SIPC Collection Agent:
Securities Investor Protection Corp
PO Box 92185
Washington DC 20090-2185